EXHIBIT 99.1

Brookfield Infrastructure Reports Second Quarter 2023 Results

BROOKFIELD, NEWS, Aug. 03, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2023.

“Our business showcased its resilience during the second quarter, providing strong financial and operational results," said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We have also already accomplished most of our current year strategic initiatives, exceeding our annual deployment target and successfully executing our capital recycling program, with $1.9 billion in asset sales this year.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited[1]	2023	2022	2023	2022
Net income[2]	$378	$176	$401	$246
– per unit[3,4]	$0.38	$0.13	$0.31	$0.12
FFO[5]	$552	$513	$1,106	$1,006
– per unit[4,6]	$0.72	$0.67	$1.44	$1.31

Brookfield Infrastructure reported net income of $378 million for the three month period ended June 30, 2023 compared to net income of $176 million in the prior year. Current year results benefited from the contribution associated with recently completed acquisitions, organic growth across our base business and realized gains on each of the six asset sales that closed in the second quarter. These positive impacts were partially offset by higher borrowing costs associated with the financing of our growth initiatives.

Funds from operations (FFO) for the second quarter was $552 million, increasing 8% relative to the comparable period. Results were supported by the contribution of approximately $2.1 billion of capital deployed in new acquisitions over the past year, partially offset by the impact of asset sales and borrowing costs associated with financing our new investments. Organic growth was near the high-end of our 6-9% target range, reflecting the benefit of elevated levels of inflation on tariff increases and the commissioning of approximately $1 billion in new capital projects over the last 12 months. Partially offsetting the strong underlying performance of our business was the normalization of market sensitive revenues, as the prior year benefited from elevated commodity prices.

Segment Performance

The following table presents FFO by segment:

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited[1]	2023	2022	2023	2022
FFO by segment
Utilities	$224	$188	$432	$355
Transport	199	199	391	384
Midstream	161	170	359	366
Data	72	60	142	118
Corporate	(104)	(104)	(218)	(217)
FFO[5]	$552	$513	$1,106	$1,006

The utilities segment generated FFO of $224 million, an increase of 19% from the same period last year. Organic growth for the segment was 10%, reflecting the continued benefit of elevated inflation indexation and the commissioning of approximately $500 million of capital into our rate base during the last 12 months. Current quarter results benefited from the expansion of our residential decarbonization infrastructure platform in North America and Europe, following the acquisition of HomeServe in January 2023.

FFO for the transport segment was $199 million for the quarter, an increase of 5% from the prior year excluding our U.S. container terminal that was divested in the second quarter of 2022. Results continue to benefit from inflation-linked rate increases. Compared to the prior period last year, rates at our global toll road portfolio increased by 10% and our rail networks passed through increases of 8%. Volumes have remained resilient, with traffic levels increasing 2% across our toll roads and rail volumes were consistent with the prior year. Partially offsetting the strong operational results of our road and rail assets, was a 1% reduction in port volumes and the normalization of commodity prices that provided an outsized contribution at our U.S. LNG export terminal in the prior period.

The midstream segment generated $161 million of FFO, a modest decrease compared with the prior year. Strong performance across our base businesses from increased utilization and higher contracted cash flows was offset by softer results at our Canadian diversified midstream business due to the normalization of market sensitive revenues and the delay in a meaningful contribution from the Heartland Petrochemical Complex (HPC), which was offline for much of the quarter. Looking ahead, HPC is anticipated to partially contribute to results in the third quarter, while the fourth quarter is expected to provide full run-rate contribution.

The data segment generated FFO of $72 million, an increase of 20% from the same period last year. Current quarter results benefited from the acquisition of a European telecom tower operation in February and the contribution from an Australian fiber business acquired in August 2022.

Update on Strategic Initiatives

We continue to find good opportunities to invest capital above our targeted return threshold. During the second quarter, we accelerated our global data center growth strategy through the acquisition of two marquee development platforms in Europe and North America, respectively. These investments fill gaps in our existing portfolio, which was regionally focused in South America, Australia and India. We now have an asset footprint in all our core markets and have become one of the largest developers in the world.

Most recently, we entered into an agreement to acquire a co-controlling stake in Compass Datacenters for $1.35 billion, including Brookfield Infrastructure’s equity of approximately $375 million. Compass is a leading North American hyperscale data center platform that has approximately 170 megawatts of operating capacity, with a significantly de-risked contracted and reserved capacity backlog to be developed on power-ready and owned land across several major campuses. Total operating, contracted and reserved capacity is 735 megawatts, which is 85% underpinned by investment grade hyperscalers. Contracted capacity of 675 megawatts is included in this total and has a 13-year weighted average contract duration, with approximately 60% contracted on a triple net basis providing for recovery of maintenance and operating costs from our customers. The transaction is expected to close in Q4 2023, subject to the satisfaction of customary closing conditions.

The acquisition of Data4, our European hyperscale data center platform, closed on August 1, 2023. Since announcing the transaction, the business converted a 130 megawatt memorandum of understanding with a leading hyperscale client into firm contracted capacity, resulting in over 50% of our business plan growth profile of 400 megawatts being successfully contracted or reserved.

The Triton privatization is advancing well, with the majority of the required regulatory approvals received and a shareholder vote that has been set for August 24, 2023. We currently expect to close the transaction shortly after receiving confirmation of shareholder support. Across these three transactions, we expect Brookfield Infrastructure’s equity share of the deployment to be nearly $2 billion.

Brookfield Infrastructure continues to be successful in converting its advanced pipeline of capital recycling opportunities into completed sales. To date in this calendar year, we have secured $1.9 billion of asset sale proceeds, of which $1.4 billion has already closed. Generally, transactions are taking longer to complete and potential buyers have less access to capital. However, demand for highly contracted and essential infrastructure remains strong and we are focused on preparing for the next round of capital recycling initiatives in 2024.

Distribution and Dividend Declaration

The Board of Directors of BIP has declared a quarterly distribution in the amount of $0.3825 per unit, payable on September 29, 2023 to unitholders of record as at the close of business on August 31, 2023. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.3825 per share, also payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2023 Results, as well as Letter to Unitholders and Supplemental Information, at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am ET, please pre-register at https://register.vevent.com/register/BI4c3ebb6543884ebbbe6f0cd3253ee96f. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/7sxvpkbi.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $850 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media Simon Maine Managing Director, Corporate Communications Tel: +44 739 890-9278 Email: simon.maine@brookfield.com	Investor Relations Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements
This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP and BIPC’s respective units and shares, and may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2023 were 458.7 million and 458.5 million (2022: 458.0 million and 458.0 million).
  On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split.
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2023 were 771.6 million and 771.5 million (2022: 771.1 million and 771.1 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2023	Dec. 31, 2022

Assets
Cash and cash equivalents	$1,380	$1,279
Financial assets	672	785
Property, plant and equipment and investment properties	38,834	37,991
Intangible assets and goodwill	27,869	20,611
Investments in associates and joint ventures	5,416	5,325
Deferred income taxes and other	7,500	6,978
Total assets	$81,671	$72,969

Liabilities and partnership capital
Corporate borrowings	$4,691	$3,666
Non-recourse borrowings	30,892	26,567
Financial liabilities	2,132	2,067
Deferred income taxes and other	15,333	15,115

Partnership capital
Limited partners	5,229	5,372
General partner	26	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,195	2,263
Exchangeable units/shares[1]	1,322	1,361
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	18,640	15,320
Preferred unitholders	918	918
Total partnership capital	28,623	25,554
Total liabilities and partnership capital	$81,671	$72,969
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, except per unit information, unaudited	2023	2022	2023	2022

Revenues	$4,256	$3,681	$8,474	$7,092
Direct operating costs	(3,280)	(2,712)	(6,509)	(5,218)
General and administrative expense	(109)	(108)	(212)	(229)
	867	861	1,753	1,645
Interest expense	(567)	(469)	(1,135)	(878)
Share of earnings (losses) from associates and joint ventures	273	(34)	376	20
Mark-to-market gains (losses)	87	165	(7)	133
Other income	295	56	200	91
Income before income tax	955	579	1,187	1,011
Income tax (expense) recovery
Current	(144)	(180)	(276)	(300)
Deferred	(38)	26	5	8
Net income	773	425	916	719
Non-controlling interest of others in operating subsidiaries	(395)	(249)	(515)	(473)
Net income attributable to partnership	$378	$176	$401	$246

Attributable to:
Limited partners	$186	$70	$161	$76
General partner	67	60	132	120
Non-controlling interest
Redeemable partnership units held by Brookfield	77	29	66	32
Exchangeable units/shares[1]	48	17	42	18
Basic and diluted losses per unit attributable to:
Limited partners[2]	$0.38	$0.13	$0.31	$0.12
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2023 were 458.7 million and 458.5 million (2022: 458.0 million and 458.0 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2023	2022	2023	2022

Operating Activities
Net income	$773	$425	$916	$719
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	109	76	161	146
Depreciation and amortization expense	632	552	1,277	1,096
Mark-to-market, provisions and other	(309)	(200)	(108)	(179)
Deferred income tax expense (recovery)	38	(26)	(5)	(8)
Change in non-cash working capital, net	(273)	(93)	(754)	(305)
Cash from operating activities	970	734	1,487	1,469

Investing Activities
Net proceeds from (investments in):
Operating assets	524	—	(4,175)	(42)
Associates	672	59	(30)	(396)
Long-lived assets	(507)	(723)	(996)	(1,313)
Financial assets	55	55	176	19
Net settlements of foreign exchange contracts	1	25	—	24
Other investing activities	15	—	(668)	—
Cash from (used by) investing activities	760	(584)	(5,693)	(1,708)

Financing Activities
Distributions to limited and general partners	(377)	(354)	(753)	(711)
Net borrowings:
Corporate	60	379	958	818
Subsidiary	12	751	2,546	1,393
Deposit repaid to parent	—	(200)	—	—
Net preferred units redeemed	—	—	—	(243)
Partnership units issued	2	4	8	8
Settlement of deferred consideration	—	(1,037)	—	(1,037)
Net capital provided (to) by non-controlling interest	(761)	(161)	2,244	(31)
Other financing activities	(851)	(72)	(781)	(90)
Cash (used by) from financing activities	(1,915)	(690)	4,222	107

Cash and cash equivalents
Change during the period	$(185)	$(540)	$16	$(132)
Cash reclassified as held for sale	—	(30)	(6)	(30)
Impact of foreign exchange on cash	50	(98)	91	57
Balance, beginning of period	1,515	1,969	1,279	1,406
Balance, end of period	$1,380	$1,301	$1,380	$1,301

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2023	2022	2023	2022

Net income	$773	$425	$916	$719
Add back or deduct the following:
Depreciation and amortization	632	552	1,277	1,096
Share of (earnings) losses from investments in associates and joint ventures	(273)	34	(376)	(20)
FFO contribution from investments in associates and joint ventures[1]	245	215	484	421
Deferred tax expense (recovery)	38	(26)	(5)	(8)
Mark-to-market (gains) losses	(87)	(165)	7	(133)
Gain on disposition of subsidiaries, associates and joint ventures[2]	(478)	(75)	(478)	(75)
Other expense[3]	263	71	426	90
Consolidated Funds from Operations	$1,113	$1,031	$2,251	$2,090
FFO Attributable to non-controlling interests[4]	(561)	(518)	(1,145)	(1,084)
FFO	$552	$513	$1,106	$1,006
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Gains on disposition of subsidiaries, associates, and joint ventures are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income on the Consolidated Statement of Operating Results.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily includes acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended June 30		For the six months ended June 30
US$, unaudited	2023	2022	2023	2022

Earnings per limited partnership unit[1]	$0.38	$0.13	$0.31	$0.12
Add back or deduct the following:
Depreciation and amortization	0.45	0.43	0.90	0.85
Deferred taxes and other items	(0.11)	0.11	0.23	0.34
FFO per unit[2]	$0.72	$0.67	$1.44	$1.31
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2023 were 458.7 million and 458.5 million (2022: 458.0 million and 458.0 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2023 were 771.6 million and 771.5 million (2022: 771.1 million and 771.1 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Second Quarter 2023 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.3825 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR at https://sedar.com.

Results

The net income and funds from operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

BIPC reported a net loss of $154 million for the three month period ended June 30, 2023, compared to net income of $842 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS, underlying earnings were consistent with the prior year. Current period results benefited from inflation indexation across our business and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were offset by an increase in income taxes as a one-time deferred tax recovery was recorded in the comparative period.

FFO increased to $124 million this quarter, representing a 7% increase compared to the same period in the prior year. FFO benefited from inflation indexation across our businesses, as well as higher connections activity at our U.K. regulated distribution business. These benefits were partially offset by an increase in financing costs at our Brazilian regulated gas transmission business.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP’s and BIPC’s respective units and Shares, the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. We also exclude from FFO amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. FFO excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 16 of this release. Readers are encouraged to consider both measures in assessing our company’s results.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2023	Dec. 31, 2022

Assets
Cash and cash equivalents	$356	$445
Due from Brookfield Infrastructure	820	566
Property, plant and equipment	5,149	4,718
Intangible assets	3,043	2,847
Investments in associates	417	428
Goodwill	566	518
Deferred tax asset and other	622	656
Total assets	$10,973	$10,178

Liabilities and Equity
Accounts payable and other	$756	$781
Loans payable to Brookfield Infrastructure	26	26
Exchangeable and class B shares	4,040	3,426
Non-recourse borrowings	5,057	4,577
Financial liabilities	107	72
Deferred tax liabilities and other	1,751	1,657

Equity
Equity in net assets attributable to the Partnership	(1,630)	(1,119)
Non-controlling interest	866	758
Total equity	(764)	(361)
Total liabilities and equity	$10,973	$10,178

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2023	2022	2023	2022

Revenues	$538	$479	$1,035	$940
Direct operating costs	(149)	(131)	(296)	(265)
General and administrative expenses	(17)	(17)	(33)	(37)
	372	331	706	638

Interest expense	(161)	(143)	(314)	(245)
Share of earnings (losses) from investments in associates	3	2	4	(4)
Remeasurement of exchangeable and class B shares	(301)	656	(608)	259
Mark-to-market and other	28	(5)	38	96
(Loss) income before income tax	(59)	841	(174)	744
Income tax (expense) recovery
Current	(89)	(110)	(169)	(200)
Deferred	(6)	111	(6)	82
Net (loss) income	$(154)	$842	$(349)	$626

Attributable to:
Partnership	$(274)	$673	$(575)	$300
Non-controlling interest	120	169	226	326

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2023	2022	2023	2022

Operating Activities
Net (loss) income	$(154)	$842	$(349)	$626
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	—	15	(1)	21
Depreciation and amortization expense	57	54	112	108
Mark-to-market and other	(10)	28	(5)	(54)
Remeasurement of exchangeable and class B shares	301	(656)	608	(259)
Deferred income tax expense (recovery)	6	(111)	6	(82)
Change in non-cash working capital, net	65	60	(116)	(5)
Cash from operating activities	265	232	255	355

Investing Activities
Investments in associates	—	—	—	(455)
Purchase of long-lived assets, net of disposals	(134)	(140)	(259)	(253)
Purchase of financial assets and other	—	—	(4)	(71)
Cash used by investing activities	(134)	(140)	(263)	(779)

Financing Activities
Distributions to non-controlling interest	(48)	(117)	(163)	(136)
Proceeds from borrowings, net of repayments	(53)	426	58	1,570
Settlement of deferred consideration	—	(1,037)	—	(1,037)
Cash (used by) from financing activities	(101)	(728)	(105)	397

Cash and cash equivalents
Change during the period	$30	$(636)	$(113)	$(27)
Impact of foreign exchange on cash	17	(71)	24	70
Balance, beginning of period	309	1,219	445	469
Balance, end of period	$356	$512	$356	$512

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2023	2022	2023	2022

Net (loss) income	$(154)	$842	$(349)	$626
Add back or deduct the following:
Depreciation and amortization	57	54	112	108
Share of (earnings) losses from investments in associates	(3)	(2)	(4)	4
FFO contribution from investments in associates[1]	16	15	31	20
Deferred income tax expense (recovery)	6	(111)	6	(82)
Mark-to-market and foreign currency revaluation	(12)	19	(12)	(82)
Other expenses[2]	2	18	6	31
Remeasurement of exchangeable and class B shares	301	(656)	608	(259)
Dividends classified as interest expense and interest expense on intercompany loans	43	40	85	80
Consolidated Funds from Operations	256	219	483	446
FFO attributable to non-controlling interests[3]	(132)	(103)	(248)	(228)
FFO	$124	$116	$235	$218

1. FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method.
2. Other expenses correspond to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
3. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.